                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                      (REGISTRATION NO. 333-83672)

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants will be contained in a Form 8-K to be filed by TRW with the Securities and Exchange Commission.

This press release relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read TRW's PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

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NEWS

                                                    Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561

[LOGO OF NORTHROP GRUMMAN]

July 1, 2002

MEDIA ADVISORY

NORTHROP GRUMMAN AND TRW TO CONDUCT PRESS CONFERENCE TODAY
TO DISCUSS THEIR PROPOSED DEFINITIVE MERGER AGREEMENT

Northrop Grumman Corporation (NYSE: NOC) and TRW Inc. (NYSE: TRW) will hold a joint press conference to discuss a definitive merger agreement announced earlier today under which Northrop Grumman will acquire all outstanding shares of TRW. The press conference will be held at 11:00 a.m. EDT Monday, July 1, at the Palace Hotel, 455 Madison Ave., New York City.

Northrop Grumman Chairman and Chief Executive Officer Kent Kresa and TRW Chairman Philip A. Odeen will discuss the proposed merger and answer questions from reporters.

A live audio feed will be available by calling (303) 267-1000. The conference ID# is 2034127. A replay of the call will be available until the close of business July 3 by dialing (703) 925-2474. Conference ID# is 2034127. The press conference will also be webcast live on www.northropgrumman.com.

What:              Press conference
Date:              Monday, July 1, 2002
Time:              11:00 a.m. EDT
Location:          Palace Hotel
                   455 Madison Ave. - Fahnestock Room 5th Floor
                   New York City
                   (212) 888-7000
Webcast:           www.northropgrumman.com
Call-In Number:    (303) 267-1000.  The conference ID# is 2034127
Contact:           Randy Belote
                   (703) 875-8525